Exhibit 99.30
FLOOD ZONE DETERMINATION AGREEMENT
This Agreement dated December 28, 2004, is between Ticor Title (“Client”), with principal offices located at 750 Holiday Drive, Foster Plaza 9, Pittsburgh, Pennsylvania 15220, and FNIS Flood Services, L.P. d/b/a LSI Flood Services (“LSI”), a limited partnership with principal offices located at 1521 North Cooper Street, Suite 400, Arlington, Texas, 76011.
Terms and Conditions
1.	Background. Subject to the terms and conditions of the Services Agreement between the Client identified in the Client Information section and LSI (including these Terms and Conditions, any addenda and any document referred to herein), upon acceptance and set-up of Client by LSI, and upon acceptance of each Client order, LSI will furnish Client flood zone determinations, life of loan monitoring, and HMDA census data for loans secured by residential (up to 1-4 multifamily) or commercial property referred to LSI by Client and related information and reports (“Provider Information”) and related services offered by LSI or its suppliers (Provider Information and such related services are referred to collectively as “Services”).

2.	Basic Service: For each property referred to LSI by Client, LSI shall: (a) make a determination, given the best information available, as to whether the improvements on the Subject Property (as defined below) are located in a Special Flood Hazard Area (“SFHA”) as set forth on the applicable Federal Emergency Management Agency (“FEMA”) flood map effective at the time of the determination; and (b) deliver a report (“Certification”) to Client of such determination on a Standard Flood Hazard Determination Form. Client may use the Certification in connection with the loan transaction for which it was ordered. If Client is not a mortgage lender, Client may transfer a copy of the Certification to the mortgage lender Funding such transaction.

3.	Life of Loan Service:
a.	LSI Responsibility. Upon Client’s request for Life of Loan Service and payment of the applicable fee, LSI will make a determination and deliver a Certification for each order as provided in Basic Service above; and, for the term of the loan identified on the order for the Subject Property, LSI will provide the following Life of Loan Services: (1) monitor such property for: (A) changes to the Special Flood Hazard Area as a result of FEMA flood map revisions; and (B) changes to the community participation status of such property located in an SFHA making flood insurance for such property unavailable; and (2) notify Client of any such change within 60 days of the effective date of the applicable flood map revision or community participation revision.

b.	Client Responsibility. If a loan covered by LSI’s Life of Loan Service is paid off, declined or cancelled, Client shall notify LSI within 30 days of such loan payoff, decline or cancellation. If a loan covered by LSI’s Life of Loan Service is sold and/or servicing is transferred to a subsequent mortgagee, the Client shall notify LSI within 30 days of such sale or transfer. Notification from Client under this sub-section (b) shall be made by mutually acceptable electronic or other means. Failure of Client to timely notify LSI shall release LSI of any obligation to provide services under LSI’s Life of Loan Service for the applicable loan(s) of Client.
4.	Orders. Client orders and LSI Certifications shall be transmitted via mutually acceptable electronic or other means. Client shall furnish a correct and complete property street address, legal description and, if available, tax parcel number for each order (the “Subject Property”). Client acknowledges: (a) that LSI shall have no responsibility to verify that the legal description or tax parcel number matches the street address furnished by Client for the Subject Property; and (b) that LSI will use the street address furnished by Client to locate the Subject Property even in case of a conflict between the street address and either the legal description or the tax parcel number furnished by Client. Normally, LSI will deliver a Certification within 24 hours of receipt of a complete order, but in no event will a response to an order be delivered later than 48 hours after receipt of the order without LSI notifying Client of a delay in processing (e.g., additional research may be required), excluding Saturdays, Sundays and national banking holidays. It is the responsibility of Client to verify: (1) that LSI has received an order for Basic Service if Client has not received a response within two Business Days; and (2) that LST has acknowledged receipt of an order for Life of Loan Service on its invoice for such service.

5.	Charges: Client shall pay the applicable charges then prevailing for the various Services requested using Client Account Codes/Passwords. LSI will invoice Client Payment by Client shall be due 30 days from the invoice or statement date. If any payment is not made when due, then Client shall pay a late payment fee of $20 per occurrence plus a finance charge of 1.5% per month or, if less, the maximum amount allowed by applicable law. Client shall pay a fee of $25 for each check returned (e.g., for non-sufficient funds or account closed). Client may be billed for out-of-pocket costs incurred by LSI to perform expedited service requested by Client. Client is responsible for paying, or reimbursing LSI, for all taxes that may be imposed in connection with the Services furnished to Client by or for LSI, excluding there from only taxes based on net income of LSL.

6.	Certain Remedies: If Client is delinquent in any payment or has otherwise breached any term of this Agreement, LSI shall have the unrestricted right to suspend or terminate service immediately, without prior notice, including any requests currently in process. Should LSI, or any of its suppliers, suspect or become aware of any past or continuing misuse or unauthorized use of any Client Account Code, Password or system used to access Services, then LSI reserves the right to cancel Client’s Account Codes/Passwords and terminate access to

Services immediately, with or without prior notice to Client. Client waives any and all claims for damages arising out of any rejection of orders or any suspension, cancellation or termination of this Agreement or of any Services. Any such rejection, suspension, cancellation or termination shall not limit any other right or remedy to which LSI is otherwise entitled nor discharge any obligation of Client arising hereunder.

7.	Compliance with Law: Client agrees that it will comply with all applicable federal, state and local laws, rules, and regulations, as amended from time to time, as they relate to its requests for and use of the Services, including any required disclosures to Client’s consumer customers. LSI agrees that it will comply with all applicable federal and state laws, rules, and regulations, as amended from time to time, as they relate to its provision of Services.

8.	Consumer Information: Client and LSI agree that each shall comply with its respective responsibilities to protect the nonpublic personal information of Client’s Consumers as required by Subtitle A of Title V of the Gramm-Leach-Bliley Financial Modernization Act of 1999 (15 U.S.C. 6801 et seq.), as it may be amended from time to time, and the rules and regulations promulgated thereunder (the “Privacy Act”). Specifically:
A.	Client, a “financial institution” (as defined under §509 of the Privacy Act), shall disclose the “nonpublic personal information” (as defined under §509 of the Privacy Ant) of a Consumer (“Consumer Information”) to LSI only under circumstances in which, and for purposes for which, it is permissible to do so under the Privacy Act; and

B.	LSI, a “Service Provider” (as defined under the Privacy Act):
1.	shall utilize and disclose Consumer Information exclusively for the purposes contemplated by this Agreement and for no other purposes whatsoever;

2.	shall disclose Consumer Information to no person or entity except those of LSI’ employees, agents, and other representatives, or to subcontractors, licensors or vendors, whose access to the information is necessary to accomplish the purposes of this Agreement;

3.	shall protect Consumer Information with all measures reasonably necessary to secure the information from unauthorized or improper disclosure, dissemination or use; and

4.	shall not disclose such information to any other person that is a nonaffiliated third party of both Client and LSI unless such disclosure would be lawful under the Privacy Act if made directly to such other person by Client.

9.	Certain Limitations on Use: All Provider Information furnished by or for LSI in response to Client requests for Services is for the exclusive use of Client solely in connection with the transaction for which it is ordered. Client shall at all times hold Provider Information and other non-public proprietary business information of LSI and its suppliers in strict confidence and disclose it only to persons with a “need to know” and whose duties reasonably relate to the legitimate business purposes for which such information is obtained. Client shall not sell, transfer, license or sub-license to third parties any Provider Information except as may be specifically permitted in this Agreement. Client shall not capture, store or use copies of any Provider Information except as necessary for archiving or document retention purposes related to the transaction for which it is ordered. Provider Information shall not be used to build or to validate any electronically searchable database of consumer or real estate related information.

10.	Security of Provider Information: Client is responsible to take precautions to secure any system or device used to access Services and to protect all Provider Information furnished by or for LSI. Without limiting the generality of Client’s responsibility, Client agrees to adhere to the requirements set forth below. (a) The Client’s Account Codes/Passwords shall be secured and disclosed only to authorized personnel. (b) The Client’s Account Codes/Passwords shall not be discussed by telephone to any unknown caller. (c) Client shall provide adequate physical security and network security (e.g., firewalls, network monitoring, encryption, user authentication and access controls, etc.) for any system operated by or for Client to obtain Services or to transmit or store Provider Information. (d) Client shall review, monitor and update its systems and procedures for security issues as frequently as necessary to ensure the integrity and effectiveness of its security measures. (e) Client shall secure hard copies and electronic files of Provider Information and protect them against release or disclosure to unauthorized persons. (f) Client shall shred, erase or otherwise destroy copies of Provider Information, when no longer needed and when it is permitted to do so by applicable federal, state and local regulation(s). (g) Client shall immediately notify LSI if Client knows or has reason to know of any unauthorized access to or use of any Services. Client acknowledges that if Client’s system is used improperly, or if any unauthorized personnel use Client’s assigned Account Codes/Passwords, then Client may be held responsible for financial losses, fees, or monetary charges that may be incurred.

11.	Third-party Remote Access System: If Client is set-up to deliver orders for Services to, and to receive Provider Information from, LSI via one or more third-party networks or web-sites (each a “Third-party Remote Access System” or “TPRAS”), then the following shall be applicable: (a) LSI may accept a Client order by delivery of the requested product, a confirmation notice, or, if applicable, a time service delay notice; (b) Client’s use of any TPRAS shall be governed by the provider’s terms of service, policies, and procedures applicable to the use thereof; (c) LSI may terminate Client’s use of any TPRAS to request or receive Services at any time, in LSI’s sole discretion, without notice by, or liability to,

LSI; and (d) LSI assumes no liability or responsibility for the performance or non-performance of any TPRAS provider.
12.	Claims:
a.	Remedies if Subject Property is in an SFHA. In the event that: (1)(A) LSI issues a Certification on a Subject Property which incorrectly states that the insurable improvements thereon are “not in” a Special Flood Hazard Area, per the FEMA flood snap effective at the date of the Certification; or (B) LSI issues a Certification covered by Life of Loan Service and LSI breaches its notification obligations set forth in section 3.a.2 with respect to a Subject Property where: (i) the flood hazard status of such property changes from “not in” to “in” an SFHA as a result of a FEMA flood map revision; or (ii) the community participation status of a Subject Property located in an SFHA changes making flood insurance for such property unavailable; and (2) an uninsured flood loss occurs to such insurable improvements on the Subject Property; and (3) on the date of such flood loss (the “Flood Date”) the Borrower (as defined below) is still the owner of the Subject Property and the Subject Property is still secured by the loan of Client (as defined below); and (4) Client is legally obligated to Borrower for such flood loss for failure to notify the Borrower that the Subject Property is in an SFHA or that the change of community participation status has made flood insurance unavailable; and (5) before the Flood Date, neither LSI nor any other source shall have notified Client that the Subject Property is in an SFHA; and (6) after the date of the Certification but before the Flood Date, there shall not have been earlier flood damage at the Subject Property; then LSI shall be liable to Client for the lowest of the following: (i) the amount that would have been paid under the terms and limits of a National Flood Insurance Protection (“NFIP”) policy as if in effect for the Subject Property; or (ii) Client’s total losses and liability resulting from such flood loss; or (iii) the outstanding principal balance of the loan identified on the Certification; or (iv) $250,000 for residential properties or $500,000 for commercial properties.

b.	Remedies if not in an SFHA. In the event that: (l)(A) LSI issues a Certification on a Subject Property which incorrectly states that the insurable improvements thereon are “in” a Special Flood Hazard Area, per the FEMA flood map effective at the date of the Certification; or (B) LSI issues a Certification covered by Life of Loan Service and LSI breaches its notification obligations set forth in section 3a with respect to a Subject Property where the flood hazard status of such property changes from “in” to “not in” an SFHA as a result of a FEMA flood map revision; and (2) Client is legally liable to the Borrower for incorrectly notifying the Borrower that the Subject Property is in an SFHA and the resulting payment of nonmandatory insurance premiums on an NFIP policy; and (3) no claim has been made against such policy for a flood loss, whether or not paid; then LSI shall be liable to Client for any nonmandatory NFlP insurance premiums paid by the Borrower to cover the Subject Property after the date of the loan (if clause (1)(A) applies) or after the date of the breach (if clause (1)(B) applies) as applicable, until the first to occur of: (i) LSI or some other source notifies Client that the Subject Property is not in an SFHA; or (ii) the Subject Property is placed in an SFHA; or (iii) Borrower sells the Subject Property; or (iv) Client’s lien secured by the Subject Property is released. Any refund of premiums to which Borrower is entitled shall reduce the amount otherwise payable hereunder.

c.	Remedies for Regulatory Matters. In the event that a regulatory agency with jurisdiction over Client assesses a penalty against Client related solely to a Certification issued by LSI, LSI shall indemnify and hold Client harmless from the amount of such penalty; provided that Client: (1) promptly notifies LSI of any examination or investigation that may lead to the assessment of any such penalty; and (2) authorizes LSI, at its expense: (A) to participate in the applicable regulatory agency proceeding; and (B) to defend, appeal or settle, any such penalty, but only to the extent any such proceeding or penalty is related to a Certification issued by LSI.

d.	Definitions. For purposes of this section on Claims: (1) “Borrower” shall mean the original purchaser of the Subject Property to which the Certification relates, provided that “Borrower” shall not include subsequent transferees of such property; and (2) “Client” shall mean the mortgagee of such property designated as “Lender” on such Certification, and if the notification requirements below are satisfied within the period specified, “Client” shall also include a subsequent mortgagee to which a loan covered by Life of Loan Service is sold and/or servicing is transferred.

e.	Submission of Claims. Claims related to LSI Certifications or Life of Loan Services shall be submitted to LSI within 60 days of (1) the date of the uninsured loss; or (2) the date Client or Borrower discovers that the insurable improvements are not in a Special Flood Hazard Area, as applicable. Failure to timely notify LSI of any claim shall release LSI of any obligation with respect to any such claim for which timely notice was not given. For Certifications issued and Life of Loan Services obtained during the term of the Agreement, the provisions of this section on Claims shall survive termination or expiration of the Agreement provided that required notices are timely given to LSI.

f.	Disclaimer: The Provider Information furnished by or for LSI has been obtained from sources deemed reliable. However, LSI and its suppliers: (a) do not guarantee the accuracy or completeness of Provider Information or any Service, except as provided in this section on Claims; and (b) do not guarantee that the furnishing of Services will be uninterrupted. CLIENT ACKNOWLEDGES AND AGREES THAT, EXCEPT AS

PROVIDED IN TIES SECTION ON CLAIMS, LSI MAKES NO WARRANTY, REPRESENTATION OR UNDERTAKING, AND SHALL HAVE NO LIABILITY TO CLIENT (OR ANYONE CLAIMING THROUGH CLIENT) WITH RESPECT TO ANY LSI FLOOD HAZARD CERTIFICATION OR LIFE OF LOAN SERVICE, AND THAT THERE ARE NO OTHER WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED OR PROVIDED BY LAW, INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES RELATING TO FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILTTY. IN NO EVENT SHALL LSI BE LIABLE TO ANY PERSON OTHER THAN CLIENT. CLIENT SHALL INDEMNIFY AND DEFEND LSI FROM ALL CLAIMS OF THIRD PARTIES ARISING OUT OF CLIENT’S ACTIONS, REPRESENTATIONS OR OMISSIONS RELATED TO THE SERVICES.
13.	Limitation of Liability: NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, UNDER NO CIRCUMSTANCES WILL LSI OR ANY OF ITS SUPPLIERS HAVE ANY OBLIGATION OR LIABILITY TO CLIENT HEREUNDER, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, WARRANTY, OR OTHERWISE: (a) FOR ANY INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES INCURRED BY CLIENT, REGARDLESS OF HOW SUCH DAMAGES MIGHT ARISE, INCLUDING, BUT NOT LIMITED TO, LOSS OF REVENUE, LOST PROFITS, LOSS OF REPUTATION, LOSS OF DATA, INJURY TO PROPERTY, COST OF CAPITAL, COST OF SUBSTITUTE PROPERTY, OR CLAIMS OF CLIENT FOR SUCH DAMAGE; OR (b) FOR ANY PUNITIVE OR EXEMPLARY DAMAGES.

14.	Indemnification: Client shall indemnify and hold LSI and its suppliers harmless from any liability, damages, cost or expense, including reasonable attorneys’ fees and costs, arising out of or resulting from: (a) any breach or nonperformance by Client of any obligations to be performed by Client under this Agreement; (b) Client’s negligence, malfeasance, or tortious conduct; and (c) any claim based on Client’s use any Third-party Remote Access System provider. Client acknowledges that the Services are furnished in reliance upon Client’s indemnities hereunder. Such indemnities shall survive any termination or expiration of this Agreement,

15.	Intellectual Property: Client shall not use, or permit its employees, agents or sub-contractors to use, the trademarks, service marks, logos, names or any other proprietary designations, whether registered or unregistered, of LSI or any of its suppliers, their affiliates or any third-party involved in supplying Provider Information furnished by or for LSI under this Agreement, without the prior written consent of the owner thereof. Nothing in this Agreement shall be deemed to grant Client any right, title or interest (including any license, sublicense, copyright interest, or other proprietary right) in or to, any form, process or computer program utilized in the delivery of the Services by or for LSI or any of its suppliers.
16.	Equitable Relief: In the event that Client breaches its obligations of confidentiality or its obligations regarding the unauthorized use of any Service or any LSI name, intellectual property or proprietary information, Client acknowledges that LSI may be irreparably injured by such breach and shall be entitled to equitable relief, including injunctive relief and specific performance. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement, but shall be in addition to all other remedies available at law or in equity.

17.	Force Majeure: None of LSI, any of its suppliers, or Client shall be liable for any delay or failure to perform under this Agreement (other than for payment obligations hereunder) if and to the extent that such delay or failure is caused by events beyond the reasonable control of such person including, without limitation, acts of God or public enemies, labor disputes, equipment malfunctions, computer downtime, software defects, material or component shortages, supplier failures, embargoes, rationing, acts of local, state or national governments or public agencies, utility or communication failures or delay, fire, earthquakes, flood, epidemics, riots or strikes. Each party agrees to strive to develop and maintain adequate backup systems, procedures and resources to assure their respective performance.

18.	Entire Agreement; Amendments; Severability Waiver: This Agreement sets forth the entire understanding and agreement between LSI and Client concerning the Services, and supersedes any prior or contemporaneous oral or written agreements or representations. Client may be required to execute an addendum with additional terms and conditions related to a particular Service before such service is furnished to Client. Current LSI product descriptions are available from LSI and are incorporated herein by reference; such descriptions are subject to change from time to time. The applicable product description in effect at the time an order for a Service is accepted shall govern such order unless otherwise agreed by Client and LSI. No other changes in this Agreement may be made except in a writing executed by an officer of LSI and an authorized representative of Client. Any invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity of any other part of its provisions. No term or provision hereof shall be deemed waived and no breach excused unless such waiver or consent shall be in writing and signed by the party claimed to have waived or consented.

19.	Notices: Notices shall be effective when in writing and when mailed by U.S. Mail or delivered personally or by reputable overnight courier or, except with respect to any notice of default, by facsimile, to the other party at the address shown in the Client Information section or at such other address as the party may have specified for receipt of notices. Any such notice shall be deemed given upon receipt if by personal delivery, three Business Days after timely deposit in the United States Mail, 1 Business Day after timely deposit with the overnight courier service or upon confirmation of receipt if transmitted by facsimile. “Business Days” exclude Saturdays and Sundays and recognized holidays.
20.	Parties in Interest: This Agreement shall inure solely to the benefit of Client and LSI, and no provision hereof is intended or shall be construed to provide or confer upon any other person or entity any direct, third party beneficiary or other derivative legal or equitable right, interest, remedy, benefit or claim arising from or in connection with the respective responsibilities, obligations and liabilities of Client and LSI.

21.	Governing Law; Venue; Attorneys’ Fees: This Agreement, and all of the respective rights, duties, responsibilities, obligations and liabilities or the parties hereto, shall be interpreted and construed pursuant to and in accordance with the internal laws (but not the conflicts of law) of the State of Texas. Any action brought in Connection with this Agreement shall be brought in a court of competent jurisdiction located in Tarrant County, Texas. Should any arbitration, legal action or proceeding be commenced by either party in order to enforce this Agreement or any term hereof, or in connection with any alleged dispute, breach, default or misrepresentation in connection with any provision hereof, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred arising under such arbitration or proceeding, including costs of investigation, experts, negotiation and preparation of any settlement arrangements, in addition to such other relief as may be granted.
The undersigned duly authorized representative of Client (and if applicable, its Principal Owner) hereby authorizes and gives consent for LSI Flood Services, 1521 North Cooper Street, Suite 400, Arlington, Texas 76011 or its assigns (“LSI”), to obtain, from time to time, credit and other public record reports on Client, any “D/B/A” of Client and the Principal Owner of Client. Such reports are for their confidential use to confirm the information supplied by or for Client and in connection any extension of credit to, or any review or collection of the account of, Client and the Principal Owner of Client. Client has read and understands this Services Agreement, including the Terms and Conditions on the reverse hereof, and any addendum that references this agreement, as amended (the “Agreement”). Client certifies that all information provided to LSI is true, accurate and complete. When accepted by LSI in its discretion, this Agreement establishes the agreement between the parties.

TICOR TITLE	LSI FLOOD SERVICERS

Authorized Signature	Authorized Signature

Name	Name
Title	Title

Date	Date